Exhibit 99.5

Ordinary Letter No. 438

Background: Resolution No. 37/2011 of the Antitrust Court dated September 21, 2011

Subject: Information on errors in calculation indicated.

Santiago, September 30, 2011

TO	:	PRESIDENT OF THE ANTITRUST COURT

FROM	:	SECRETARY GENERAL OF THE CIVIL AVIATION BOARD

It was indicated in the Resolution in Background issued in the case entitled “Inquiry by Conadecus regarding merger transaction of Lan Airlines S.A. and Tam Linhas Aereas S.A.,” Case No. 388-11, that there are significant differences between the information provided by LAN to the Civil Aviation Board and the results obtained by that court using the data provided directly by LAN on page 234 in regard to compliance with the Self-Regulation Plan.

In this context, LAN Airlines S.A. was asked to send this office all information provided to the Anti-trust Court regarding compliance with the Fare Self-Regulation Plan.

Based on a review of the information, in the opinion of this Secretary General, the court has not used the right methodology to calculate yields.  We can say in this regard that the most significant error in calculation consists of not apportioning the fares by segment flown, which is fundamental to obtaining revenues per kilometer.  Failure to apportion results in a great overestimation of income.

Sincerely yours,

Jaime Binder Rosas
Secretary General
Civil Aviation Board

EAC/MRP
Distribution:
•	Antitrust Court
•	LAN
•	Legal Department
•	Technical Department